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                                                               File No. 70-08925
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  Post-Effective Amendment No. 2 to Form U-1
                         JOINT APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

THE COLUMBIA GAS SYSTEM, INC.
COLUMBIA GAS SYSTEM SERVICE CORPORATION
COLUMBIA LNG CORPORATION
COLUMBIA ATLANTIC TRADING CORPORATION
12355 Sunrise Valley Drive
Suite 300
Reston, VA 20191-3458

TRISTAR VENTURES CORPORATION
TRISTAR CAPITAL CORPORATION
TRISTAR PEDRICK LIMITED CORPORATION
TRISTAR PEDRICK GENERAL CORPORATION
TRISTAR BINGHAMTON LIMITED CORPORATION
TRISTAR BINGHAMTON GENERAL CORPORATION
TRISTAR VINELAND LIMITED CORPORATION
TRISTAR VINELAND GENERAL CORPORATION
TRISTAR RUMFORD LIMITED CORPORATION
TRISTAR GEORGETOWN GENERAL CORPORATION
TRISTAR GEORGETOWN LIMITED CORPORATION
TRISTAR FUEL CELLS CORPORATION
TVC NINE CORPORATION
TVC TEN CORPORATION
TRISTAR SYSTEM, INC.
205 Van Buren
Herndon, VA 22070

COLUMBIA NATURAL RESOURCES, INC
900 Pennsylvania Avenue
Charleston, WV  25302

COLUMBIA ENERGY SERVICES CORPORATION
COLUMBIA ENERGY MARKETING CORPORATION
COLUMBIA SERVICE PARTNERS, INC.
121 Hill Pointe Drive
Suite 100
Canonsburg, PA 15317

COLUMBIA GULF TRANSMISSION COMPANY
COLUMBIA GAS TRANSMISSION CORPORATION
1700 MacCorkle Avenue, S.E.
Charleston, WV 25314

COLUMBIA NETWORK SERVICES CORPORATION
CNS Microwave, Inc.
1600 Dublin Road
Columbus, OH 43215-1082

COMMONWEALTH PROPANE, INC.
COLUMBIA PROPANE CORPORATION
9200 Arboretum Parkway, Ste 140
Richmond, VA 23236

COLUMBIA GAS OF KENTUCKY, INC.
COLUMBIA GAS OF OHIO, INC.
COLUMBIA GAS OF MARYLAND, INC.
COLUMBIA GAS OF PENNSYLVANIA, INC.
COMMONWEALTH GAS SERVICES, INC.
200 Civic Center Drive
Columbus, OH 43215

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              (Names of company or companies filing this statement
                 and addresses of principal executive offices)

                         THE COLUMBIA GAS SYSTEM, INC.
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               (Name of top registered holding company parent of
                          each applicant or declarant)

                          J. W. Trost, Vice President
                    COLUMBIA GAS SYSTEM SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458
 (Name and address of agent for service)(Other Agents for Service are Listed on the Reverse Side of the Front Cover)
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Names and Addresses of Subsidiary Company Agents for Service:

M. A. CHANDLER, Treasurer
Columbia Natural Resources, Inc.
900 Pennsylvania Avenue
Charleston, WV  25302

D. DETAR, Treasurer
TriStar Ventures Corporation
TriStar Pedrick Limited Corporation
TriStar Pedrick General Corporation
TriStar Binghamton Limited Corporation
TriStar Binghamton General Corporation
TriStar Vineland Limited Corporation
TriStar Vineland General Corporation
TriStar Rumford Limited Corporation
TriStar Georgetown Limited Corporation
TriStar Georgetown General Corporation
TriStar Fuel Cells Corporation
TVC Nine Corporation
TVC Ten Corporation
TriStar System, Inc.
205 Van Buren
Herndon, VA 22070

S. T. MACQUEEN, Treasurer
Columbia LNG Corporation
12355 Sunrise Valley Drive
Suite 300
Reston, VA 20191-3458

J. W. TROST, Vice President
Columbia Gas System Service Corporation
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

J. W. GROSSMAN, Treasurer
TriStar Capital Corporation
Columbia Atlantic Trading Corporation
12355 Sunrise Valley Drive
Suite 300
Reston, VA 20191-3458

S. M. NORDIN, Treasurer
Commonwealth Propane, Inc.
Columbia Propane Corporation
9200 Arboretum Parkway, Ste 140
Richmond, VA 23236

D. L. GELBAUGH, Vice President
Columbia Gas of Ohio, Inc.
Columbia Gas of Kentucky, Inc.
Commonwealth Gas Services, Inc.
Columbia Gas of Pennsylvania, Inc.
Columbia Gas of Maryland, Inc.
200 Civic Center Drive
Columbus, OH 43215

G.A. Barnard, Assistant Controller
N. C. Zola, Treasurer
Columbia Gas Transmission Corporation
Columbia Gulf Transmission Company
1700 MacCorkle Avenue,. S. E.
Charleston, WV 25314

D. FURLANO, Treasurer
Columbia Network Services
CNS Microwave, Inc.
1600 Dublin Road
Columbus, OH 43215-1082

ROBERT GUSTAFSON, Controller
Columbia Energy Services Corporation
Columbia Energy Marketing Corporation
Columbia Service Partners, Inc.
121 Hill Pointe Drive
Suite 100
Canonsburg, PA 15317
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               (Names and Addresses of Other Agents for Service)
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Item 1.  Description of Proposed Transaction

         On December 23, 1996, the Commission issued an order to the Columbia Gas System, Inc. ("Columbia") that among other things granted authorization to continue the operation of the Money Pool through December 31, 2001 (HCAR No. 35-26634; 70-8925). Columbia requested that the Commission reserve jurisdiction for Money Pool participation by new direct or indirect subsidiaries engaged in new lines of business that were not included as part of the original Application-Declaration. Columbia is now requesting that CNS Microwave, Inc. ("CMI") be authorized to participate along with all of the current members in Columbia's Money Pool.

         On October 15, 1996, Columbia formed CMI, a Delaware corporation.
CMI is a wholly-owned subsidiary of Columbia Network Services Corporation ("CNS") which is an exempt telecommunications company ("ETC") pursuant to section 34 (a) (1) of the Public Utility Holding Company Act of 1935 as amended, (FCC Release No. DA 96-1307, August 15, 1996) and a direct subsidiary of Columbia. CMI intends to offer services to personal communications services ("PCS") and other microwave radio service licensees relating to the installation and maintenance of their networks which could include the locating and constructing of antenna facilities, and the maintenance and management of PCS sites for licensees. CMI also intends to offer services by means of radio, leased line, and other transmission facilities to third parties and to CMI's affiliate and associate companies and their respective customers for purposes of enabling them to maintain the reliability of their systems and services. In addition to providing the foregoing services, CMI may also provide to customers by means of radio, leased line, and other transmission facilities, access to electronic bulletin boards, energy trading systems and/or databases that would facilitate customer energy purchases, the nomination of transmission/distribution capacity, and/or the subscription to other services. CMI may also engage in any other activity CNS is permitted to engage in as a result of CNS' determination of ETC status.

         When CMI generates cash in excess of its immediate cash requirements, such temporary cash may, at CMI's option, be invested in the Money Pool. CMI would become a Money Pool investor pursuant to an Intra System Money Pool Evidence of Deposit.

         CMI may, from time to time, require short term funds to meet normal working capital requirements. It is proposed that CMI would borrow such short-term funds from the Money Pool. Such loans to CMI through the Money Pool will be made pursuant to a short term grid note. Such short-term grid notes will be due upon demand by the Investor(s) (as defined in the original Application-Declaration), but in any event will be repaid prior to May 1 of the following calender year after borrowing.

         The cost of money on all short-term advances and the investment rate for moneys invested in the Money Pool will be the interest rate per annum equal to the Money Pool's weighted average short-term investment rate and/or Columbia's short-term borrowing rate. Should there be no Money

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Pool investments or Columbia borrowings, the cost of money will be the prior month's average Federal Funds rate as published in the Federal Reserve Statistical Release, Publication H.15 (519). A default rate equal to 2% per annum above the pre-default rate on unpaid principal amounts will be assessed if any interest or principal payment becomes past due.

           Columbia is hereby requesting that the Commission issue a supplemental order under this Application-Declaration, as amended, authorizing CMI to become a Money Pool investor and a Money Pool borrower.

Item 2.  Fees, Commission and Expenses.

         (a) State (i) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(ii) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by the applicant or declarant to act for the successful bidder.

               Services of Columbia Gas System Service Corporation in connection with the preparation of this Post-Effective
               Amendment No. 1 to the Application-Declaration  ....... $1,000
                                                                        -----

         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the fact with respect thereto.

         The Columbia Gas System Service Corporation will perform certain services at cost as set forth in Item 2(a) above.

Item 5.  Procedure

         (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

         It is requested that the Commission issue its supplemental order on or before June 9, 1997.

         (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of


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the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

         Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

         (a) Exhibits
                  A-1      Form of Money Pool Evidence of Deposit.
                  A-2      Form of Subsidiary Money Pool Short-Term Grid Note.
                  A-3      Opinion of Counsel (to be filed by Post Effective
                           Amendment).

         (b) Financial Statements
                  Financial statements are not provided since pro-forma statements would have no relevance to the authorization requested in this Post-Effective Amendment No. 1.

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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                       CNS MICROWAVE, INC.



DATE:  JUNE 5, 1997                    BY:   //s//J. W. Trost
     -------------------------               ---------------------------------
                                               J. W. Trost,  Vice President